March 11, 2005

Daniel Duchovny, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0306
Washington, D.C.  20549

         RE:      Speedhaul Holdings, Inc.
                  Registration Statement on Form SB_2
                  File No. 333-121764
                  Filed on December 30, 2004

Dear Mr. Duchovny:

We represent Speedhaul Holdings, Inc. ("Speedhaul"). We are in receipt of your letter dated January 28, 2005 regarding the above referenced filing and the following are our responses:

Form SB-2
---------

Prospectus Summary-Page 1
-------------------------

1. Please include a summary of the terms of the offering and your phone number. Refer to Item 503 of Regulation S-B.

     Answer: This page has been revised to include a summary of the terms of the offering and the address and telephone number of the Company.

2. We note your statement that you intend to begin offering your services and expect to begin collecting revenues in January 2005. Please update the disclosure here and throughout the prospectus, including the section "Description of Business."

     Answer: This section and the rest of the prospectus has been revised to disclose that the Company commenced the services in January 2005 but has not generated any revenues to date.

Risk Factors-Page 1
-------------------

3. Please add a risk factor disclosing that your auditor raised substantial doubt about your ability to continue as a going concern.

     Answer: A risk factor has been added disclosing that the auditor raised substantial doubt about the Company's ability to continue as a going concern.

4. We note the disclosure that your business is subject to numerous risk factors. Please expand the disclosure to discuss, for example, the following risks, as appropriate:

o    the competition you face;
o any regulatory issues involved in operating your business, including government regulation of the internet and e-commerce and any potential liability for the transportation of hazardous materials in transactions arranged through your website; o system interruption;
o whether you intend to collect sales taxes and the uncertainty of such liability;
o the initial price of $0.25 may have little or no relationship to the market price, if any of your common stock;
o the potential dilution to be experienced by purchasers of your common stock or fixed prices as compared with your net tangible book value;
o    the effect of penny stock regulations; and
o    future sales by your shareholders could cause the stock price to decline.

     Answer: This section has been revised to disclose additional risk factors as appropriate. Determination of Offering Price-Page 3

5. Given your disclosure in the risk factors that the market-maker files the necessary documents for your OTC Bulletin Board listing, please clarify this section where you mention a filing by you to obtain a listing. Tells us the status of your efforts to list your common stock. Also, clarify on what "public exchange" you are seeking to be listed and clarify, if true, that there can be no assurance that your securities will be accepted for such a listing; if you do not meet the minimum objective criteria for such a listing, you should not imply that your securities could be so listed.

     Answer: This section has been revised to clarify that the Company will attempt to locate a market maker to submit the application for listing and that the Company has already had discussions with one market maker in furtherance of its listing. This section already sets forth that it will seek to list on the OTCBB.

Selling Shareholders-Page 4
---------------------------

6. Tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholders who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

     o The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
     o At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Please revise accordingly.

     Answer: This section has been revised to disclose that none of the selling security holders are broker-dealers or affiliates of a broker-dealer.

7. Please provide disclosure regarding the relationship between your company and Mr. Jaclin and Mr. Anslow within the past three years, including their legal representation of your company. Refer to Item 507 of Regulation S-B.

     Answer: This section has been revised to disclose that Anslow & Jaclin, LLP has been the legal counsel to the Company since inception and Richard Anslow was the principal shareholder and sole officer and Director of the Company prior to the merger with Speedhaul. Plan of Distribution-Page 6

8. Please clarify what you mean that the shares may be sold at, among others, fixed prices, "which may be changed." Clarify how fixed prices be changed, particularly given the fixed price mentioned on your cover page.

     Answer: This section has been revised to remove the language regarding "which may be changes".

Interests of Named Experts and Counsel-Page 8
---------------------------------------------

9. Please balance your disclosure that no expert or counsel was connected with the registrant with disclosure about the pre-merger roles of Mr. Anslow and Mr. Jaclin, including as your principal shareholders.

     Answer: This section has been revised to disclose that Anslow & Jaclin, LLP has been the legal counsel to the Company since inception and Richard Anslow was the principal shareholder and sole officer of the Company prior to the merger with Speedhaul.

Organization Within Last Five Years-Page 9
------------------------------------------

10. Please provide the disclosure required by Item 404(d) of Regulation S-B here or in an appropriate section of your document.

     Answer: This section has been revised to disclose the transactions with promoters.

11. Please expand the discussion of your history to clarify who operated and made decisions for the company before and during the negotiation of completion of the merger. Disclose relationships between those individuals and Speedhaul, Inc. before the merger. Also, disclose why those individuals are no longer involved with your company.

     Answer Both this section and the "Certain Relationships and Related Transactions" sections have been revised to disclose that Richard Anslow operated and made decisions for the company before and during the negotiation of completion of the merger. These sections have also been revised to disclose that there was no relationship between Richard Anslow and Speedhaul, Inc. before the merger and to disclose that Richard Anslow is no longer involved with the Company (except as legal counsel) in accordance with the terms of the agreement.


12. With a view toward disclosure, tell us how Segway III was introduced to Speedhaul. Include a discussion of the negotiation of the acquisition agreement and any analysis of the value of the Speedhaul that was conducted as part of that process.

     Answer: This section has been revised to disclose how Segway III was introduced to Speedhaul and to include a discussion of the negotiation of the acquisition agreement and analysis of Speedhaul's value.

Description of Business-Page 9
------------------------------

13. Please describe the changes in the trucking industry that create opportunities for your company, as disclosed in the third paragraph of this section.

     Answer: This section has been revised to describe the changes in the trucking industry that create opportunities for the Company.

14. Unless you currently have subscribers like those mentioned in the fourth paragraph, you should revise your disclosure to remove any implication that they are existing subscriptions between you and the entities identified.

     Answer: This section has been revised to remove any implication that there are existing subscriptions.

15. Please expand your business description to disclose any disadvantages you face, and any barriers you expect to meet in generating revenues under your business plan.

     Answer: This section has been revised to disclose any disadvantages that the Company faced and barriers that it expects to meet in generating revenues.

16.  Please provide the disclosure required by Item 101(b)(9).

     Answer: This section has been revised to provide the effect of government regulations on the Company's business.

17.  Disclose how you protect your intellectual property.

     Answer: This section has been revised to disclose that the Company does not own any intellectual property other than its domain name and has no protections for its intellectual property.

Competition-Page 11
-------------------

18. Please clarify the basis for competition in your industry. Also clarify your competitive position, including your competitive advantages and disadvantages.

     Answer: This section has been revised to clarify the basis for competition in the industry as well as the Company's competitive advantages and disadvantages.

Management Discussion and Analysis-Page 11
------------------------------------------

19. With a view toward clarifying disclosure, tell us how your Bank of America agreement operates without any direct costs to you. Please file this agreement as an exhibit.

     Answer: This section has been revised to disclose that the costs incurred pursuant to the Agreement are transaction costs which the Company only incurs when the Company receives a payment. The Company can not file the agreement as an exhibit but a hard copy has been forwarded with this response letter.

20. Please quantify the amount and terms of financing Mr. Norins has agreed to provide (page 12) provide and state whether those funds will be sufficient to conduct your operations and research and development as described elsewhere in your prospectus.

     Answer: This section has been revised to disclose there is no set amount that Andrew Norins has agreed to fund although such amount will be enough to cover the costs for operations until additional funds become available. It is intended that the loans will be made without interest and will call for payments in twelve months. Although Mr. Norins has assured the Company that he will cover the costs of operations, the Company will have no legal recourse if he fails to do so.

Description of Property-Page 13
-------------------------------

21. Please clarify the nature of your leased property. For example, is this a single office in a commercial complex? Also, file the lease as an exhibit.

     Answer: This section has been revised to clarify the nature of the leased property. There is no written lease to file as an exhibit.

Summary Compensation Table-Page 14
----------------------------------

22. Please include a row in your table for each person who served as your chief executive officer during the last completed fiscal year.

     Answer: This section has been revised to include a row in the table for each person who served as your chief executive officer during the last completed fiscal year.

Financial Statements
--------------------

General
-------

23. In the event of a delay in effectiveness, revise the filing to provide updated financial statements for Speedhaul Holdings, Inc. as required by
     Item 310(g) of Regulation S-B.

     Answer: The registration statement has been revised to include updated financial statements through December 31, 2004.

24. Provide a currently dated and signed consent of the independent accountants in the amendment that references each report included in the SB-2 filing. In this regard we note the current filing has no consent for the Speedhaul Incorporated audit report.

     Answer:   An updated consent has been included in the SB-2 filing.

25. Note if any of the accounting comments included in our letter address issues or other matters that also apply to other entities' financial statements presented in the filing, please also revise their financial statements or related disclosures as necessary to address our concerns.

     Answer: The auditor has revised and included the required financial statements and related disclosures.

December 20, 2004 Segway III Corp. Financial Statements
-------------------------------------------------------

26. We note the Segway III Corp. financial statements for the period ended December 20, 2004 appear to give effect to December 2004 Speedhaul Holdings, Inc. transaction. Since this transaction appears to be a recapitalization, the financial statements on and after the transactions should be that of Speedhaul Holdings, Inc. Please tell us the entity to which these financial statements relate. Why do you believe they are required? Item 310(g) of Regulation S-B does not appear to require financial statements for Segway III Corp. or Speedhaul Holdings, Inc. more current than September 30, 2004 as of the date the Form SB-2 was filed. Clarify our concerns supplementally and revise the filing as necessary based on our comment.

     Answer: The filing has been updated to give effect to the recapitalization and included current financial information in accordance with item 310(g).

27. We note the December 31 date for 2003 and December 20th for 2004 audited financial statements. Has the Company changed its year end? What is Speedhaul Holdings, Inc. fiscal year end? What will the date of the financial statements included in the annual report on Form 10-KSB for fiscal 2004 and beyond? Note that the updating requirements for financial data required by Item 310 (g) are predicted on Speedhaul Holdings, Inc. fiscal year end date since they are the accounting acquirer in the December 2004 acquisition transaction.

     Answer: Speedhaul, Inc. has a December 31, 2004 year end. Since they are the accounting acquirer, we have included those statements from the inception of the Company and those of Segway III Corp. from the date of merger.

28. If the December 20, 2004 financial statements are required and presented, the 2003 Statement of Operations and Statement of Cash Flows should be for the twelve months ended December 31, 2003 (the audited balance sheet date presented) and not include a lapse in audited information (December 21, 2003 to December 31, 2003.) Also, the net loss amounts presented in your Statement of Operations should agree to the same amounts presented in your Statement of Cash Flows and Statement of Shareholders' Equity-we note the statement should be labeled shareholders' equity (deficit).

     Answer: The financial statements have been revised in the filing and there are no unaudited gaps in the financial statements.

29. Tell us why the audit report references the inception date as May 25, 2004 rather than March 31, 2000. Revise the report as necessary based on our comment or tell us why no revisions are necessary. Also, revise the scope and opinion paragraphs of the report ot indicate the periods covered (in addition to the cumulative periods from inception) by the report for the Statements of Operations, Changes in Stockholders' Equity (Deficiency) and Cash Flows.

     Answer: The financial statements presented represent the financial statements of the accounting acquirer from the inception date of June 30, 2004, even though they are labeled as those of the accounting acquiree under Item 310.

30. It is not clear to us the entity to which these financial statements relate nor is it clear how you have accounted for the December 2004 transaction with Speedhaul Holdings, Incorporated. Note we believe when a public shell with no operations and nominal assets acquires an operating company, the transaction would be accounted for as a recapitalization. The accounting is identical to that for reverse acquisitions (A reverse acquisition occurs when the shareholders of a company acquired obtain a majority of the shares of the combined entity upon completion of the acquisition. In a reverse acquisition, the acquiring company is the company whose common shares were purchased, not the company whose shares were issued. In other words, the legal form of the transaction is not followed for financial reporting purposes, and the "target" company is treated as the "acquiring"company), except that no goodwill or other intangible should be recorded. Costs of the transactions may be charged directly to equity only to the extent of cash received, while all costs in excess of cash received should be charged to expense. The historical financial statements prior to the acquisition are those of the accounting acquirer, although (in the absence of a change of name) they are labeled as those of the issuer. Normally, this is not a problem because concurrent with the acquisition, the issuer often adopts the name of the acquirer. We believe that the reports filed by an issuer after a reverse acquisition should parallel the financial reporting under the GAAP, as if the acquirer were the legal successor to an issuer's reporting obligation on the date of the merger. Historical stockholders' equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company. Please tell us whose financial statements are presented herein, why you believe the financial statements presented are inappropriate and how you have accounted for the December 2004 transaction with Speedhaul Holdings, Incorporated. If you do not believe the accounting and presentation requirements outlined in this comment are correct, tell us what you believe the required accounting and presentation of the transaction is and provide references to the authoritative literature that support you conclusions. Revise the filing and notes to the financial statements to include any required financial statements, to clearly indicate whose financial statements are presented and to disclose how the December 2004 transaction with Speedhaul Holdings, Inc. is accounted for and presented in your financial statements. We may have further comments after reviewing your response and revisions.

     Answer: The financial statements and footnote disclosures have been revised to reflect the reverse merger and recapitalization.

31. Statement of stockholders' equity indicates that the during the 2003 fiscal year 39, 900 common shares were issued for a total of $9,975. Note 8 indicates that 5,000,000 shares were issued during this period for the same $9,975. Revise or advise.

     Answer: The statement of stockholders' equity has been revised to reflect the correct number of shares issued from inception.

September 30, 2004 Segway III Corp. Financial Statements
--------------------------------------------------------

32. Please label any unaudited amounts in your financial statements. We assume the September 30, 2004 amounts are unaudited.

     Answer: The financial statements included in this registration statement have been updated under Item 310 and have added the appropriate disclosures.

December 31, 2003 Segway III Corp. Financial Statements
-------------------------------------------------------

33. Please revise the auditors' report to reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than GAAS. This revision is required since the financial statements are included in a Securities Act of 1993 filing which you intend to be declared effective after May 24, 2004. Refer to Securities and Exchange Commission Release 33-8422 and PCAOB Auditing Standard 1. Also, if true, revise the scope and opinion paragraphs of the report to indicate it also covers the Statements of Operations, Changes in Stockholders' Equity (Deficiency), and Cash Flows for the years ended December 31, 2003 and 2002.

     Answer: The auditors' report has been revised to agree with the PCAOB Auditing Standard 1 and SEC Release 33-8422.

34. Please revise the December 31, 2003 Net Loss amount per the Statement of Cash Flows to agree with the same amount at the Statement of Operations.

     Answer: The financial statements have been updated in accordance with your comments.

35. We see the Income Taxes section of Note 1 indicates "At this time, The Company has set up an allowance for deferred taxes as there is no company history to indicate the usage of deferred tax assets and liabilities." What does this disclosure mean? Also, revise the notes to the financial statements to include all applicable disclosure required by paragraphs 43 to 49 of Statement 109.

     Answer: The financial statements have been updated in accordance with Statement 109, paragraphs 43-49.

36. We see Note 7 indicates you have no operating lease agreements. We also note disclosures on page 13 that you lease office space from Andrew Norins, your president, for no charge on a month to month basis. Please confirm that your financial statements reflect the value of the donated lease costs. Note financial statements must reflect all costs of doing business. Refer to guidance at SAB Topic 1 and Topic 5(T).

     Answer: The financial statements have been updated to reflect the value of the donated office space in accordance with Topic 1 and Topic 5(T).

September 30, 2004 Speedhaul Incorporated Financial Statements
--------------------------------------------------------------

37. We see that you have a significant amount of capitalized "Web site de development"costs. Supplementally tell us more about tell us more about the nature of these costs and demonstrate how your accounting for these costs complies with SOP 98-1. Also, revise the filing to include all disclosures suggested by paragraph 41 thereof. We may have additional comments after reviewing your response.

     Answer: The Company accounts for website development costs in accordance with SOP 98-1, which requires the Company to capitalize external direct costs during the application development stage of the website. The costs capitalized include external website design and programming costs for the website as of December 31, 2004.

38. Please revise the deficit amount disclosed in Note 2 to agree with the same amount disclosed in your balance sheet and statement of stockholders' equity (deficiency).

     Answer: The disclosure in Note 2 has been revised to agree to the balance sheet and statement of stockholder's equity (deficiency).

39. We see from Note 2 you have a demand note from an unrelated third party and also see the note does not carry an interest rate. Why haven't you recorded imputed interest expense on this note? Please tell us how you comply with matters outlined APB Opinion 21. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

     Answer: As of December 20, 2004, these "loans" were from our principal stockholder for operating capital and are due on demand. Due to the short term nature of the loans, interest expense is immaterial.

Part II
-------

Recent Sales of Unregistered Securities-Page II-2
-------------------------------------------------

40. We note that your offering in September 2004 made in reliance on Rule 506 included 41 purchasers. Please provide us with your analysis of how this offer complied with the requirements on Rule 506(b)(2). Revise your disclosure accordingly.

     Answer: This section already provides an analysis of how the offer complied with the requirements of Rule 506.

41. Please include in this disclosure all sales of unregistered securities during the past three years. We note sales disclosed in note 8 to your financial statements which are not disclosed here. Also, reconcile the number of shares issued in September 2004 per this section (61,300 shares) with the disclosure in note 8 to your financial statements (20,000 shares).

     Answer: The updated financial statements have been revised to include all sales of unregistered securities during the past three years.

Exhibits-Page II-4
------------------

42. We note you filed a certificate of amendment to your certificate if incorporation as an exhibit to the registration statement. Please file a complete copy of your Certificate of Incorporation as amended.

     Answer: A complete copy of the certificate of incorporation as amended has been filed.

Signatures-Page II-5
--------------------

43. Please ensure that with your future amendments Mr. Norins signs as a director as well. Refer to the instructions following Form SB-2.

     Answer: Mr. Norins has signed as director on this amendment and will do so in the future.

December 20, 2004 Form 8-K
--------------------------

44. Disclosures in Item 1.01 of the Form 8-K filed December 23, 2004 indicates that the acquisition of Speedhaul, Inc. was effective December 20, 2004. Disclosure in various sections of the Form SB-2 indicated the acquisition was effective December 21, 2004 (i.e. pages 1&2). Supplementally tell us which date is correct and if the acquisition was actually completed on the 20th. Revise your filings as necessary to address the apparent inconsistencies.

     Answer: The 8K has been revised to disclose that the effective date was December 21, 2004 which is consistent with the SB2.

45. Revise the Form 8-K filed December 23, 2004 as necessary in response to our Form SB-2 comments.

     Answer: The Form 8-K filed December 23, 2004 has been revised in response to these comments.

Very truly yours,

ANSLOW & JACLIN, LLP


By:/s/ Gregg E. Jaclin
-------------------------------------
       GREGG E. JACLIN

GEJ/jr